Exhibit 99.2

SDLP—Seadrill Partners Receives Court Approval of “First Day” Motions

London, United Kingdom, December 7, 2020—On Friday, December 4, the Southern District of Texas Bankruptcy Court overseeing Seadrill Partners LLC’s (the “Company”) chapter 11 restructuring proceedings granted the relief requested in the Company’s first-day motions related to ordinary course business activities. The approved motions give the Company the authority to, among other things, continue to pay employee wages and benefits without interruption, continue to utilize its cash management system and continue to pay critical third-party suppliers and vendors.

The Company intends to meet its obligations in the ordinary course and expects its operations to continue uninterrupted throughout the reorganization process.

Court filings and other information related to the restructuring proceedings are available at a website administered by the Company’s claims agent, Prime Clerk, at https://cases.primeclerk.com/seadrillpartners or via the information call center at

•	US Toll Free: +1 (877) 329-1894

•	Local/International: +1 (347) 919-5756

Email: seadrillpartnersinfo@primeclerk.com

FORWARD LOOKING STATEMENTS

This report includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, our ability to successfully employ our drilling units, procure or have access to financing, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Important additional factors include the Company’s operational dependency on Seadrill Limited for certain management and technical support services, the Company’s ability to successfully complete a reorganization process under Chapter 11, the outcome of which is uncertain, our ability to maintain relationships with suppliers, customers, employees and other third parties as a result of our Chapter 11 filing, our ability to maintain or obtain adequate financing to support our business plans post-emergence from Chapter 11, the length of time that we will operate under Chapter 11 protection; and risks associated with third-party motions in the Chapter 11 proceedings that may interfere with the Company’s ability to solicit, confirm and consummate a plan of reorganization. Consequently, no forward-looking statement can be guaranteed. When considering these forward looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.